SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                                                 Commission File Number 0-12850

                           NOTIFICATION OF LATE FILING

     (Check One): [ ] Form 10-K     [ ] Form 11-K     [ ] Form 20-F
                  [X] Form 10-Q     [ ] Form N-SAR

     For Period Ended:    JUNE 30, 2000
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[ ] Transition Report on Form 10-K         [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F         [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

     For the Transition Period Ended:__________________________________________

     READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR
TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify Item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant  DENTAL/MEDICAL DIAGNOSTIC SYSTEMS, INC.
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Former name if applicable

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Address of principal executive office (STREET AND NUMBER)

         6416 VARIEL AVE.
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City, State and Zip Code    WOODLAND HILLS, CALIFORNIA 91367
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                                     PART II
                             RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [XX] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Dental/Medical Diagnostic Systems, Inc. could not file its Quarterly Report on Form 10-Q for the year ended June 30, 2000 within the prescribed time period because it was unable, without unreasonable effort or expense, to prepare and file the required information to be incorporated therein.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

     ROBERT H. GUREVITCH               818                       932-2300
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          (Name)                    (Area Code)              (Telephone number)

     (2) Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            [XX] Yes   [ ] No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [XX] Yes   [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Dental/Medical Diagnostic Systems, Inc. will report a net loss of approximately $3,176,971 in its second quarter of 2000 as compared to net income of approximately $1,463,674 for the same period in 1999. The net loss in the second quarter is primarily attributable to volume and margin deterioration of the Apollo 95E and TeliCam product lines due to market saturation and the planned phase-out of these product lines pending introduction of the Apollo E and Apollo Cam, as well as a reassessment of corporate structure and methods of operations, which is to be fully realized during the third quarter.


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                    DENTAL/MEDICAL DIAGNOSTIC SYSTEMS, INC.
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date    AUGUST 14, 2000         By
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                                   Name:   Robert H. Gurevitch
                                   Title:  Chairman and Chief Executive Officer